U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

SPECIAL REPORT PURSUANT TO RULE 257(B)(2) OF REGULATION A

Lee Pharmaceuticals

(Exact name of issuer as specified in its charter)

Colorado

(State or other jurisdiction of incorporation or organization)

95-2680312

(I.R.S. Employer Identification Number)

11 N Water St.

Mobile, AL 36602

678-999-6242

(Full mailing address of principal executive offices and

Issuer’s telephone number, including area code)

JDT Legal, PLLC

Jeff Turner, Esq.

897 W Baxter Dr.

South Jordan, UT 84095

801-810-4465

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

FORM 1-K PART I

This Form 1-K is to provide a Special Financial Report for the fiscal year ended December 31, 2022.

Exact Name of Issuer as specified in the Issuer’s charter: Lee Pharmaceuticals

Jurisdiction of incorporation/organization: Colorado

I.R.S. Employer Identification Number: 95-2680312

Address of Principal Executive Offices: 11 N Water St., Mobile, AL 36602

Phone Number: 678-999-6242

Title of each class of securities issued pursuant to Regulation A: Common Stock

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K, unless such information has been previously reported in a manner permissible under Rule 257.  If such information has been previously reported, check this box ☐ and leave the rest of Part I blank.

Commission File Number of the offering statement:	024-11991
Date of qualification of the offering statement:	January 17, 2023
Date of commencement of the offering:	January 19, 2023
Amount of securities qualified to be sold in the offering:	5,000,000,000
Amount of securities sold in the offering:	25,000,000
Price per security:	$0.01
The portion of the aggregate sales attributable to securities sold on behalf of the issuer:	$250,000
The portion of aggregate sales attributable to securities sold on behalf of selling securityholders:	$0

Fees in connection with this offering and names of service providers:

	Name of Service Provider	Fees
Underwriters:
Sales Commissions:
Finders’ Fees:
Audit:
Legal:	JDT Legal, PLLC	$15,000
Promoters:
Blue-Sky Compliance

CRD Number of any broker or dealer listed: N/A

Net proceeds to the issuer: $235,000

Clarification of responses (if necessary): N/A

PART II

Item 1.Description of Business

Corporate History

Lee Pharmaceuticals, Inc., a Colorado corporation, was formed in April 1971, and, originally specialized in personal care products.  From 2018 through 2021, the Company had no operations.  Seeing no meaningful path forward for the Company in its previous state, on January 10, 2022, the Company’s then CEO, Benjamin Berry, sold his 10 shares of Series A Preferred Stock to Accelerate Global Market Solutions Corp. (“AGMS”) for $150,00 in cash, effecting a change of control. As part of this transaction, John Morgan was appointed the Company’s new CEO. The strategic rationale for acquiring AGMS was the fact that the Company desired to exit its dormant status and viewed the acquisition of AGMS and its operations as an opportunity to do so. As a developer of mobile and PC based applications, the operating expenses of AGMS were relatively low, making AGMS an economically appealing target. Benjamin Berry, prior CEO of the Company, is a longtime acquaintance of John Morgan, the owner/operator of AGMS and current CEO of the Company. Post-acquisition, the Company is now seeking to develop services to be offered through applications to be used on PC and mobile devices.  Our proposed plan of operations is included below.

Subsidiaries

None.

Plan of Operations

We want to be top of mind when clients think about new age secure technologies for this next stage of the global shared internet. We have evolved into an age of connectedness that requires a new set of rules for privacy and authentication when interacting with others.  We are working daily to be top of mind in this focused transition to an internet of everywhere.

We are currently focused on developing new applications to be used on PC and mobile devices. These applications will be offered through the Google Play Store and the Apple App Store. Our Green Living Lifestyle Nutrition App is the first of many applications we anticipate developing over the next few years. We estimate a cumulative total expense of approximately $50,000 per application in development costs and expenses per application.

Green Living Lifestyle Nutrition App

This application will encourage health and wellness through green options and alternative health strategies. There will be both a free and premium paid version of the app. The free version will have advertising placements targeted towards the user that will serve as a source of revenue for the Company. The paid version of the app will be an ad-free experience.

The development plan for the application is described in three phases below. Currently the app is under final development of Phase 1 and we are working to integrate users with profiles that allow them to utilize the app to have a strategy for their own personal health and wellness according to their body type, weight, and other elements related to their lifestyle and goals.  Once Phase 1 is completed, the Company will move to Phases 2 and 3 below.

Phase 1

We anticipate that at the end of phase 1, users will be able to calculate their:

•Body Mass Index

•Daily calorie requirements to lose/gain weight

•Target heart rate training zones

•Ideal weight

•Body fat percentage

•Blood volume

•Blood alcohol content

•Daily water intake requirements

•Pregnancy Due Date

•Ovulation Period

Phase 2

Phase 2 will expand the app to include diet and workout plans, including:

•Weight Loss Diet Plan

•Weight Gain Diet Plan

•Water Intake Tracker and Reminder

•Recipes containing high sirtuin foods and meal plans

Phase 3

Phase 3 will expand the diet and workout portion of the app as follows:

•Weight loss analysis

•Custom Diets and Meal Plans

•Daily Workout Notifications

•Exercise Tracker

We are a developer of health and fitness related mobile applications, but we are not a health care provider or health plan, nor are we developing our mobile applications on behalf of a health care provider, health plan, or any HIPAA covered entities. Our mobile applications are not intended for the use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease, nor do our mobile applications require a prescription for access. As a result of the foregoing and based on guidance posted by the U.S. Department of Health & Human Services via www.hhs.gov, management is of the opinion that we are not considered a HIPAA covered entity and, thus, are not subject to HIPAA or other similar laws related to the storage of health information.

We value the cybersecurity of each user, and will include specific authentication features to help ensure that each users data and unique health information is kept private. Additionally, each user will be able to create a personal avatar in the app that they can use in lieu of uploading personal photos.

Employees

As of the date of this Offering Circular, the Company has 1 employee, including its officers, and he is full time. There is no collective agreement between the Company and its employees. The employment relationship between employees and the Company are individual and standard for the industry.

Property

Our corporate offices are located at 11 N Water Street Mobile, AL 36602. At this address, the Company occupies a modern shared-use office premises within reasonable proximity of management, consultants, and service providers.

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Certain statements, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements. These forward-looking statements generally are identified by the words believes, project, expects, anticipates, estimates, intends, strategy, plan, may, will, would, will be, will continue, will likely result, and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects on a consolidated basis include but are not limited to: changes in economic conditions, legislative/regulatory changes, availability of capital, interest rates, competition, and generally accepted accounting principles. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Year Ended December 31, 2022, compared to Year Ended December 31, 2021, as reported on our Audited Financial Statements.

	Year ended
	December 31,	December 31,
	2022	2021	$ Change	% Change

Revenues	$-	$-	$-
Cost of sales	-	-	-
Gross profit	-	-	-

Operating Expenses:
General and administrative	392,230	23,547	368,683	1565.73%
Total operating expenses	392,230	23,547	368,683	1565.73%

Income (loss) from operations	(392,230)	(23,547)	(368,683)	1565.73%

Other Expense
Bank Charges	(45)	-	(45)
Bank/Loan Interest Accrued	(41,727)	-	(41,727)
Non-cash Interest, Convertible Loan	(299,212)	-	(299,212)
Amortization of Debt Discount	(155,000)	-	(155,000)
Gain (Loss) on Re-evaluation of Derivative Liability	383,107	-	383,107
Total other expense	(112,877)	-	(112,877)

Net income (loss)	$(505,107)	$(23,547)	$(481,560)	2045.10%

Liquidity and Capital Resources

Net cash used in operating activities was $(22,309) and $(36,718), respectively, for the twelve months ended December 31, 2022, and 2021.

Net cash used in investing activities was $(15,000) and $0, respectively, for the twelve months ended December 31, 2022, and 2021.

Net cash provided by financing activities was $38,480 and $36,718, respectively, for the twelve months ended December 31, 2022, and 2021.

As of December 31, 2022, the Company had $1,171 in cash to fund its operations.

Off Balance Sheet Arrangements

As of the date of this Offering Circular, there were no off-balance sheet arrangements.

Going Concern

The Company has experienced a history of net losses and had an accumulated deficit of $(5,266,904) as of December 31, 2022, which raises substantial doubt about the Company’s ability to continue as a going concern. The success of our business plan during the next 12 months and beyond will be contingent upon generating sufficient revenue to cover our costs of operations and/or upon obtaining additional financing.

The financial statements attached to this Offering Circular have been prepared assuming that the company will continue as a going concern which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. Additional financing is needed for the successful completion of the company’s contemplated plan of operations and its transition, ultimately, to the attainment of profitable operations. The company’s ability to raise additional equity or debt financing is unknown. An inability to resolve these factors would raise substantial doubts about the company’s ability to continue as a going concern. These financial statements do not include any adjustments that may result from the outcome of the uncertainties.

Critical Accounting Policies

We have identified the policies outlined in the attached financial statements as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Additional Company Matters

The Company has not filed for bankruptcy protection, nor has it ever been involved in receivership or similar proceedings.

Item 3.Directors and Officers

The officers and directors of the Company as of December 31, 2022 were as follows:

Name	Position	Age	Term of Office	Approximate Hours per Week for Part-Time Employees
John B Morgan	CEO/Director	39	January 2022	N/A

Jonathan Morgan, CEO/Director

John Morgan has held multiple positions and lead several public companies as CEO, President, and Chairman over the last 10 years. After Receiving education from university of south Alabama and Columbia southern, as well as multiple certifications, John Morgan 39 yrs. old, has been an Executive in the Telecommunications industry for over 16 years most Recently holding multiple executive positions and supporting roles in an ever changing communications industry for AT&T from June 2010 until present, supporting, training, influencing and managing thousands of employees both locally and nationwide over the course of his career for one of the fortune top 100 companies in the United States. John has extensive experience dealing with the securities industry as an investor, former Finra Arbitrator, and leading public companies through the murky waters of the Regulatory process.  In the last 5 years John has also advised and held multiple officer and director positions with Resgreen Group, ZA Group, Nitches Inc and Lee Pharmaceuticals as well as advisor for several private companies in Retail Space. John has been a board Member for Ronn Motor Group for approximately 6 months as member of the Compensation Committee.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table represents information regarding the total compensation of our officers and directors for the years ended December 31, 2022, and 2021.

Summary Compensation Table

Name & Principal Position	Fiscal Year ended June 30	Salary ($)	Bonus ($)	Stock Awards($)	Option Awards($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John Morgan, CEO/Director	2022 2021	- -	- -	- -	- -	- -	- -	- -	- -

Stock Incentive Plan

We have not adopted any long-term incentive plan that provides compensation intended to serve as an incentive for performance. None of our executive officers or directors received, nor do we have any arrangements to pay out, any bonus, stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation.

Board of Directors

Our board of directors currently consists of one director. Our director is not “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future but have not done so as of the date of this 1-K filing. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Director Compensation

We currently do not pay our director any compensation for his services as a board member, with the exception of reimbursing and board-related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Colorado law. The Bylaws state that the Company shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or such director or officer is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

The Company believes that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company also may secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

The Company may also enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, may provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified people as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on the liability of our directors and officers, please review the Company’s Bylaws, which are attached to this Offering Circular.

Item 4.Security Ownership of Management and Certain Securityholders

The following table sets forth information regarding beneficial ownership of our Stock as of the date of this Offering Circular.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and include voting or investment power with respect to Shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each Shareholder named in the following table possesses sole voting and investment power over their Shares of Stock. The percentage of beneficial ownership before the offering is based on 5,162,350 Shares of Common Stock outstanding and 10 shares of Series A Preferred Stock outstanding as of the date of this Offering Circular.  Percentage of beneficial ownership after the Offering assumes the sale of the Maximum Offering Amount.

Name and Position	Class	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
		Number	Percent	Number	Percent
John Morgan CEO/Director	Common Series A Preferred	- 10	- 100%	- 10	- 100%

(1)Includes shares held by Accelerate Global Market Solutions, of which John Morgan is a control person.

Item 5.Interest of Management and Others in Certain Transactions

During the last two full fiscal years and the current fiscal year, there are no transactions or proposed transactions involving the Company and a related party, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for its last three fiscal years.

Item 6.Other Information

None.

Item 7.Financial Statements

LEE PHARMACEUTICALS, INC. ANNUAL REPORT

FOR THE YEAR ENDING DECEMBER 31, 2022 and 2021

Index

Report of Independent Registered Public Accounting Firm	F-1
Condensed Consolidated Audited Balance Sheet as at December 31, 2022 and 2021	F-3
Condensed Consolidated Audited Statement of Operations for the Year Ending December 31, 2022 and 2021	F-4
Condensed Audited Statement of Changes in Stockholders’ Equity for the Year Ending December 31, 2022 and 2021	F-5
Condensed Consolidated Audited Statement of Cash Flow for the Year Ending December 31, 2022 and 2021	F-6
Notes to the Condensed Consolidated Audited Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Lee Pharmaceutical, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lee Pharmaceutical, Inc. (“the Company”) as of December 31, 2022, and the related statements of operations, stockholder’s equity, and cash flows, for the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). The financial statement of Lee Pharmaceutical Inc. As of December 31, 2021, were audited by other auditors whose report dated March 15, 2022, expressed an unqualify opinion on those statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America

Going Concern

The accompanying financial statements have been prepared assuming the company will continue as a going concern as disclosed in Note 3 to the financial statement, the Company has continuously incurred a net loss of $(505,107) for the year ended December 31, 2022, and an accumulated deficit of $(5,266,904) at December 31, 2022. The continuation of the Company as a going concern through December 31, 2022, is dependent upon improving the profitability and the continuing financial support from its stockholders. Management believes the existing shareholders or external financing will provide additional cash to meet the Company’s obligations as they become due.

These factors raise substantial doubt about the company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. Communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole and we are not, by communicating the critical audit matters, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

As described in Note 2 to the company’s financial statement, the company accounts for fair value of convertible instrument in accordance with ASC 820-10 and 825-10 which permit entities to choose to measure many financial instruments and certain other items at fair value. The Company also applies provisions of ASC 815-40, under which convertible instruments contains terms that protect holders from declines in the stock price; as a result, embedded conversion options in convertible debt are recorded as a liability and are revalued at fair value at each reporting date.

We identified the Company’s application of the accounting for the valuation of the preferred stock issued and derivative liability revalued at fair value each reporting date as a critical audit matter. The principal considerations for our determination of this critical audit matter related to the degree of subjectivity in the Company’s judgements in determining the qualitative factors. Auditing these judgements and assumptions by the company involves auditor judgement due to the nature and extent of Audit evidence and effort required to address these matters.

The primary procedures we performed to address this critical audit matter included the following procedures:

-Reviewed agreement for all relevant information.

-Challenged the reasonability of the assumptions adopted in the computation of fair value.

-Reviewed supporting documentation and included in consideration of the company’s calculation of the valuation of the preferred stock and fair value of embedded derivative.

-Tested management identification, valuation, and treatment of the preferred stock issued.

-Recalculated fair value based on the terms in the agreements.

Assessed the terms and evaluated the appropriateness of the management application of their accounting policies, along with their use of estimates, in the determination of any portion that should be classified as a prepaid expanse

/s/ OLAYINKA OYEBOLA & CO.

OLAYINKA OYEBOLA & CO.

(Chartered Accountants)

We have served as the Company’s auditor since February 2023.

March 29th, 2023

Lagos Nigeria

LEE PHARMACEUTICALS, INC.

Condensed Consolidated Audited Financial Statements

Balance Sheet

		December 31,
	Notes	2022	2021
ASSETS
Current assets
Cash	2	$1,171	$-
Deposits & prepayments	5	-	13,171

Total current assets		1,171	13,171

Fixed assets
Software	6	15,000	-
Accumulated amortization	6	-	-

TOTAL ASSETS		$16,171	$13,171

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accrued expenses		$171,750	$-
Loans & notes payable, s/t or current	7	231,727	-
Related party loans & notes payable, short-term or current	11	3,525	-
Derivative liability	9	71,105	-

TOTAL LIABILITIES		$478,107	-

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock Series A: par value $0.001, 20 and 10 authorized and 10 issued and outstanding at December 31, 2022 and December 31, 2021	8	-	-
Common stock: par value $0.001, 500,000,000 and authorized and 35,162,350 and 5,162,350 issued and outstanding at December 31, 2022 and December 31, 2021 respectively	8	35,162	5,162
Additional paid in capital		4,769,806	4,769,806
Accumulated deficit		(5,266,904)	(4,761,797)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)		(461,936)	13,171
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)		$16,171	$13,171

See accompanying notes to these condensed consolidated audited financial statements.

LEE PHARMACEUTICALS, INC.

Condensed Consolidated Audited Financial Statements

Statement of Operations

	For the Year Ending December 31,
	2022	2021

Revenues	$-	$-

Cost of goods sold	-	-

Gross profit	-	-

Operating expenses
Selling, general & administrative expenses	392,230	23,547

Total operating expenses	392,230	23,547

Net operating income (loss)	(392,230)	(23,547)

Other income (expenses)
Bank charges	(45)	-
Bank/loan interest accrued	(41,727)	-
Non-cash interest, convertible loan	(299,212)	-
Amortization of debt discount	(155,000)	-
Gain (loss) on revaluation of derivative liability	383,107	-

Net income (loss) before income taxes	$(505,107)	$(23,547)

Provision for corporation taxes	-	-

Net income (loss)	$(505,107)	$(23,547)

Net loss attributable to common stockholders	$(505,107)	$(23,547)

Net income (loss) per share	$(0.03)	$(0.00)

Weighted average shares outstanding	16,412,350	5,162,350

See accompanying notes to these condensed consolidated audited financial statements.

LEE PHARMACEUTICALS, INC.

Condensed Consolidated Audited Financial Statements

Statement of Changes in Stockholders’ Equity

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated Surplus
	Number	Value	Number	Value	Capital	(Deficit)	Total
Balance b/f as at January 1, 2021	-	$-	5,162,500	$5,162	$4,733,088	$(4,738,250)	$-

Preferred stock issued to repay debt	10	-	-	-	36,718	-	36,718

Net loss, year ending December 31, 2021	-	-	-	-	-	(23,547)	(23,547)

Balance b/f as at January 1, 2022	10	-	5,162,500	5,162	4,769,806	(4,761,797)	13,171

Common stock issued for acquisition	-	-	30,000,000	30,000	-	-	30,000

Net loss, year ending December 31, 2022	-	-	-	-	-	(505,107)	(505,107)

Balance c/f as at December 31, 2022	10	$-	35,162,500	$35,162	$4,769,806	$(5,266,904)	$13,171

See accompanying notes to these condensed consolidated audited financial statements.

LEE PHARMACEUTICALS, INC.

Condensed Consolidated Audited Financial

Statements Statement of Cash Flow

	For the Year Ending December 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(505,107)	$(23,547)

Adjustments to reconcile net loss to net cash (used in) operating activities:
Stock issued for services	185,000	-
Amortization of debt discount	155,000	-
(Gain) loss on revaluation of derivative liability	(383,107)	-
Non-cash interest, convertible loan	299,212	-
Financing costs	41,772	-
Changes in operating assets and liabilities:
Accounts receivable	-	-
Accounts payable and other current liabilities	171,750	-
Other current assets	13,171	(13,171)

NET CASH (USED IN) OPERATING ACTIVITIES	(22,309)	(36,718)

CASH FLOWS FROM INVESTING ACTIVITIES
Sale (purchase) of tangible assets	-	-
Sale (purchase) of intangible assets	(15,000)	-

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(15,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of equity	-	36,718
Proceeds from (repayment of) debt instruments	38,465	-
Related party loans	3,525	-
Financing costs	(3,510)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	38,480	36,718

NET INCREASE IN CASH	1,171	-

Cash, beginning of year	-	-

Cash, end of year	$1,171	$-

SUPPLEMENTAL DISCLOSURES
Supplemental schedules of non-cash investing and financing activities
Conversion of debt to common or preferred stock	$-	$-
Issuance of stock for asset acquisition	$60,000	$-
Issuance of stock for services	$185,000	$-

See accompanying notes to these condensed consolidated audited financial statements.

LEE PHARMACEUTICALS, INC.

Condensed Consolidated Audited Financial Statements

Notes For the Year Ending December 31, 2022 and 2021

NOTE 1. NATURE AND BACKGROUND OF BUSINESS

The accompanying consolidated financial statements include Lee Pharmaceuticals, Inc. (the ‘Company’, ‘we’ or ‘us’), a Colorado corporation, its wholly-owned subsidiaries and any majority controlled interests.

The Company was formed in April 1971, and, until recently, specialized in personal care products such as cough and cold remedies, lip balms, nasal sprays, depilatories, laxatives, oral care, creams, and ointments.

On January 10, 2022, the Company’s then CEO, Benjamin Berry, sold his ten (10) shares of Series A Preferred Stock to Accelerate Global Market Solutions Corp. for $150,000 in cash, effecting a change of control. As part of this transaction, John Morgan was appointed the Company’s new CEO.

Following the change of control, the Company is now a security and technology company in the Cyber space bringing authentication, verification, validation and security to an underserved space.

On April 7, 2022, the Company acquired Accelerate Global Market Solutions Corp and its assets and liabilities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared for Lee Pharmaceuticals, Inc. in accordance with accounting principles generally accepted in the United States of America (US GAAP), with all numbers shown in US Dollars.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation of the financial statements have been included. The financial statements include acquired subsidiaries, as discussed below, and include all consolidation entries required to include those subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company expects to recognize revenues as the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the Balance Sheet and Statement of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. The Company had no cash equivalents as at December 31, 2022 or 2021.

Amortization

Amortization is applied to non-tangible assets in accordance with the useful life of the type of asset, using the straight line method, for the following types of assets:

Software - 5 years

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination.

Income taxes are provided in accordance with the FASB Accounting Standards (ASC 740), Accounting for Income Tax. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Any deferred tax expense (benefit) resulting from the net change during the year is shown as deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it was more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Basic and Diluted Net Income (Loss) Per Share

Net income (loss) per unit is calculated in accordance with Codification topic 260, “Earnings per Share” for the periods presented. Basic net loss per share is computed using the weighted average number of common shares outstanding. Diluted loss per share has not been presented because the shares of common stock equivalents have not been included in the per share calculations as such inclusion would be anti-dilutive. Diluted earnings per share is based on the assumption that all dilutive stock options, warrants and convertible debt are converted or exercised applying the treasury stock method. Under this method, options, warrants and convertible debt are assumed exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase shares of common stock at the average market price during the period. Options, warrants and/or convertible debt will have a dilutive effect during periods of net profit only when the average market price of the units during the period exceeds the exercise or conversion price of the items.

Stock Based Compensation

Codification topic 718 “Stock Compensation” requires that the cost resulting from all share-based transactions be recorded in the financial statements and establishes fair value as the measurement objective for share-based payment transactions with employees and acquired goods or services from non-employees. The codification also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. The Company adopted the codification upon creation of the Company and will expense share-based costs in the period incurred. The Company has not yet adopted a stock option plan and all share-based transactions and share based compensation has been expensed in accordance with the codification guidance.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with professional standards for “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instruments are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re- measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments when it has determined that the embedded conversion options should not be bifurcated from their host instruments in accordance with professional standards when “Accounting for Convertible Securities with Beneficial Conversion Features,” as those professional standards pertain to “Certain Convertible Instruments.” Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying shares of common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares of common stock based upon the differences between the fair value of the underlying shares at the commitment date of the note transaction and the effective conversion price embedded in the note.

ASC 815-40 provides that, among other things, generally, if an event not within the entity’s control could require net cash settlement, then the contract shall be classified as an asset or a liability.

Fair Value of Financial Instruments

We adopted the guidance of ASC-820 for fair value instruments, which clarifies the definition of fair value, prescribes methods for determining fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value, as follows:

Level 1Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2Inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts for cash, accounts receivable, accounts payable and accrued expenses, and loans payable approximate their fair value based on the short- term maturity of these instruments. We identified assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with the accounting guidance as at December 31, 2022, as detailed in Note 11, Derivative Liabilities, and no such assets or liabilities as at December 31, 2021.

ASC 825-10 “Financial Instruments” allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. We elected to apply the fair value option to outstanding instruments.

Derivative Liabilities

Derivative financial instruments consist of convertible instruments and rights to shares of the Company’s common stock. The Company assessed that it had derivative liabilities as at December 31, 2022, as detailed in Note 11, Derivative Liabilities, and no derivative liabilities as at December 31, 2021.

ASC 815 generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirement of ASC 815. ASC 815 also provides an exception to this rule when the host instrument is deemed to be conventional, as described.

Impact of New Accounting Standards

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position, or cash flow.

NOTE 3. GOING CONCERN

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Currently, the Company does not have significant cash or other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern.

The Company has a limited operating history and had a cumulative net loss from inception to December 31, 2022 of $5,266,904. The Company has a working capital deficit of $476,936 as at December 31, 2022.

These financial statements for the year ending December 31, 2022 have been prepared assuming the Company will continue as a going concern, which is dependent upon the Company’s ability to generate future profits and/or obtain necessary financing to meet its obligations as they come due.

The management has committed to an aggressive growth plan for the Company. The Company’s future operations are dependent upon external funding and its ability to execute its business plan, realize sales and control expenses. Management believes that sufficient funding will be available from additional borrowings and private placements to meet its business objectives including anticipated cash needs for working capital, for a reasonable period of time. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of its business operation, or if obtained, upon terms favorable to the Company.

NOTE 4. ACQUISITIONS AND DISPOSALS

The Company acquired Accelerate Global Market Solutions Corp (‘Accelerate’) on April 7, 2022, and its assets of the control block of preferred stock recently acquired and the liability of the loan note due to World Market Ventures LLC. The preferred stock was issued to the CEO, John Morgan, and the loan note was retained by the Company. The acquisition was effected by the owner, John Morgan, contributing Accelerate to the Company. The acquisition is summarized below.

Allocation
Current assets	$639,212
Cash on hand	-
Current liabilities	(609,212)
Goodwill	-
Total	$30,000

The assets acquired totaled $30,000, with the balance of the purchase price of $30,000 paid by the issuance of 30,000,000 shares of common stock.

NOTE 5. OTHER CURRENT ASSETS

The Company had the following current assets as at December 31, 2022 and 2021.

	December 31,	December 31,
	2022	2021
Prepayments of business expenses, paid by then CEO	$-	$13,171
Other debtors	-	-

Totals	$-	$13,171

NOTE 6. INTANGIBLE ASSETS

Based on the acquisition and disposal activity detailed in Note 4, the Company retained the following intangible assets as at December 31, 2022 and 2021:

		December 31,	December 31,
Asset	Description	2022	2021
Goodwill	Acquisition of Accelerate Global Markets, Inc.	$-	$-
Software	App development	15,000	-

Total		$15,000	$-

NOTE 7. LOANS AND NOTES PAYABLE

The Company had loans and notes payable as at December 31, 2022 and 2021 totaling $231,727 and nil respectively, as follows:

	Principal	Date of Loan	Maturity	December 31,	December 31,
Description	Amount	Note	Date	2022	2021

Convertible loan from World Market Ventures, 6 months, 20% interest, convertible at 50% of lowest price during term	$155,000	4/7/2022	10/7/2022	$193,262	$-

Loan from JP Carey Limited Partners LP, 12 months, 14% interest	$35,000	4/22/2022	4/22/2023	$38,465	$-

Total				$231,727	$-

Long-term total				$-	$-

Short-term total				$231,727	$-

Loans and Notes Amortization	Amount Due
Due within 12 months	$231,727
Due within 24 months	-
Due within 36 months	-
Due within 48 months	-
Due after 48 months	-
Total	$231,727

NOTE 8. CAPITAL STOCK

As at December 31, 2022 and 2021, the Company was authorized to issue Preferred Stock and Common Stock as detailed below.

Preferred Stock

At December 31, 2022 the Company had authorized Preferred Stock in one designation totaling 20 shares:

Preferred Stock Series A

The Company is authorized to issue 20 shares of Series A, with a par value of $0.001 per share. Each share of preferred stock converts into 10,000,000 shares of common stock, and the holders of the preferred stock are entitled to a vote representing 60% of all votes cast. The shares do not pay a dividend. As at January 1, 2020, the Company had no shares of Series A preferred stock issued and outstanding.

On September 30, 2021 the Company issued 10 shares of Preferred Stock Series A to a debt holder for debt conversion of $36,718, or $3671.8 per share.

At December 31, 2022 the Company had 10 shares of Preferred Stock Series A issued and outstanding.

As at December 31, 2022, the Company had a total of 10 shares of Preferred Stock issued and outstanding.

Common Stock

As at December 31, 2022, the Company was authorized to issue up to 500,000,000 shares of Common Stock with par value of $0.001 per share. On August 1, 2022, the Company increased its authorized share capital to 500,000,000 shares from 7,500,000 shares.

As at January 1, 2021, the Company had 5,162,350 shares of Common Stock issued and outstanding.

On August 16, 2022 the Company issued 30,000,000 shares of Common Stock to a seller for an acquisition of $30,000, or $.001 per share.

As at December 31, 2022, there were 35,162,350 shares of Common Stock issued and outstanding.

NOTE 9. DERIVATIVE LIABILITIES

The Company applies the provisions of ASC Topic 815-40, Contracts in Entity’s Own Equity (“ASC Topic 815-40”), under which convertible instruments, which contain terms that protect holders from declines in the stock price (reset provisions), may not be exempt from derivative accounting treatment. As a result, embedded conversion options in convertible debt are recorded as a liability and are revalued at fair value at each reporting date. If the fair value of the note exceeds the face value of the related debt, the excess is recorded as change in fair value in operations on the issuance date.

The Company identified embedded derivatives related to the Convertible Loan Note issued on April 7, 2022 totaling $170,500 (discounted to $155,000, with an original issuer discount of $15,500). These embedded derivatives included certain conversion features. The accounting treatment of derivative financial instruments requires that the Company record the fair value of the derivatives as of the inception date of the Convertible Promissory Note and to adjust the fair value as of each subsequent balance sheet date. At the inception of the Convertible Promissory Note, the Company determined a fair value for the embedded derivative using the Black Scholes Model based on the following assumptions:

Dividend yield	0.00%
Volatility	516.61%
Risk-free rate	2.70%

The initial fair value of the embedded debt derivative was $454,212. The proceeds of the note of $155,000 was allocated as a debt discount. The amount in excess of the proceeds of the loan note of $299,212 was charged as interest to the Statement of Operations for the period.

The fair value of the embedded debt derivative was reviewed at December 31, 2022, using the following inputs:

Dividend yield	0.00%
Volatility	280.87%
Risk-free rate	4.00%

The fair value of the embedded debt derivative at December 31, 2022 was $71,105, a decrease in the valuation of the embedded debt derivative of $383,107 for the period.

The following table provides a summary of changes in fair value of the Company’s Level 3 derivative liabilities as at December 31, 2022:

	December 31,	December 31,
	2022	2021
Balance, beginning of period	$-	$-
Additions	454,212	-
Mark-to-market at modification date	(383,107)	-
Reclassified to additional paid-in capital upon modification term	-	-
Balance, December 31, 2022	$71,105	$-
Net gain due to change in fair value for the year included in statement of operations	$383,107	$-

This mark-to-market decrease of $383,107 for the year ending December 31, 2022 was charged to the statement of operations as a gain on change in value of derivative liabilities.

NOTE 10. INCOME TAXES

The Company uses the assets and liability method of accounting for income taxes pursuant to SFAS No. 109 “Accounting for Income Taxes”. Under the assets and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken from year ended December 31, 2015 tax return onwards. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The Company adopted this interpretation effective on inception.

For the year ended December 31, 2022, the Company had available for US federal income tax purposes net operating loss carryovers of $5,035,177, all of which will expire by 2042.

The Company has provided a full valuation allowance against the full amount of the net operating loss benefit, since, in the opinion of management, based upon the earnings history of the Company, it is more likely than not that the benefits will not be realized.

	December 31,	December 31,
	2022	2021
Statutory federal income tax rate	21.00%	21.00%
Statutory state income tax rate	0.00%	0.00%
Valuation allowance	(21.00%)	(21.00%)
Effective tax rate	0.00%	0.00%

Deferred income taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax assets result principally from the following:

Deferred Tax Assets (Gross Values)	December 31, 2022	December 31, 2021
Net operating loss carry forward	$(5,195,799)	$(4,761,797)
Less valuation allowance	5,195,799	4,761,797
Net deferred tax asset	$-	$-

NOTE 11. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the year ending December 31, 2022 and 2021.

During the period ended December 31, 2021, Synergy Management Group, a Company owned by the CEO, paid $3,930 in expenses on behalf of the Company. Additionally, the related party estimated an additional $32,788 that it would pay in expenses on behalf of the Company. The Company issued 10 Series A Convertible Preferred Shares in lieu of these payments.

Also during the year ending December 31, 2021, an additional $19,617 in expenses were paid and $13,171 remained as prepaid expenses on the balance sheet. During the year ending December 31, 2022, the remaining $13,171 prepaid expenses were expensed and are shown in the operating statement.

NOTE 12. SUBSEQUENT EVENTS

Subsequent to December 31, 2022, the Company reported the following events:

On January 12, 2023, the Company repaid the outstanding loan note with J P Carey in full, making a payment of $42,000 on that date.

On January 24, 2023, the Company entered into a Letter of Intent to acquire all the outstanding capital stock of Ronn Motor Group, Scottsdale, Arizona (the ‘Acquisition Target’). This Letter of Intent is subject to due diligence with a final termination date of February 28, 2023, and envisages exchange of stock of the Company for shares in the acquisition target on a 1 for 1 basis, ie. one share of common stock of the Company for each share of common stock of the Acquistion Target, and one share of preferred stock of the Company for each share of preferred stock in the Acquisition Target. The Parties executed a definitive agreement on February 16, 2023.

Item 8. Exhibits

INDEX TO EXHIBITS

Incorporated by Reference
Exhibit No.	Description	Filed Herewith (*)	Filing Type	Date Filed
2.1	Articles of Incorporation		1-A	09/13/2022
2.2	Bylaws		1-A	09/13/2022
2.3	Amendment to Articles of Incorporation		1-A	09/13/2022
4.1	Subscription Agreement		1-A	09/13/2022
11.1	Auditor’s Consent	*

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lee Pharmaceuticals

/s/ Ronn Ford

By: Ronn Ford

Date: April 26, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Principal Executive Officer

/s/ Ronn Ford

By: Ronn Ford

Date: April 26, 2023

Principal Financial & Accounting Officer

/s/ Ronn Ford

By: Ronn Ford

Date: April 26, 2023

Board of Directors

/s/ Ronn Ford

By: Ronn Ford, Director

Date: April 26, 2023

/s/ John Morgan

By: John Morgan, Director

Date: April 26, 2023